UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Resolution Relating to Woori Financial Group’s Dividend Payments

On July 25, 2024, the board of directors of Woori Financial Group Inc. (“Woori Financial Group”) passed a resolution recommending a cash dividend of KRW 180 per common share. The record date is June 30, 2024.

Key Details

1. Category of dividends		Quarterly dividend

2. Types of dividends		Cash dividend

• Details of dividends in kind		—

3. Dividends per share (KRW)	Common stock	180
	Different classes of stocks	—

• Differential dividends		—

4. Market price-dividend ratio (%)	Common stock	1.2
	Different classes of stocks	—

5. Total amount of dividends (KRW)		133,656,760,080

6. Dividend record date		6/30/2024

7. Scheduled dividend payout date		—

8. Hosting shareholders’ meeting (Y/N)		No

9. Scheduled date of shareholders’ meeting		—

10. Date of board resolution (decision date)		7/25/2024

• Attendance of outside directors	Present (No.)	7
	Absent (No.)	0

• Attendance of auditors (members of Audit Committee who are not outside directors)		—

11. Other matters to be factored into investment decisions

•  The ‘4. Market price-dividend ratio (%)’ above is calculated as the dividend per share as a percentage of the arithmetic average of the closing prices per share of Woori Financial Group’s shares during the one week preceding the date that is two business days prior to the record date.

•  The ‘5. Total amount of dividends (KRW)’ above was calculated based on our outstanding common shares of 742,537,556 shares

•  The ‘7. Scheduled dividend payout date’ above is within 20 days from the date of the board resolution, in accordance with the Financial Investment Services and Capital Markets Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: July 25, 2024	By: /s/ Sung-Wook Lee
(Signature)
	Name:	Sung-Wook Lee
	Title:	Deputy President